June 30, 2026

**VIA ELECTRONIC DELIVERY**

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit D (updated to provide the unconsolidated financial statements of MEMX Holdings LLC, MEMX SubCo LLC, MEMX Technologies LLC, and MEMX Digital Assets LLC for the fiscal year ending December 31, 2025 as Exhibits D-1, D-2, D-3 and D-4, respectively, and statements in lieu of financial statements for MEMX Execution Services LLC, MX2 LLC and MEMX Labs LLC); and
- Exhibit I (updated to provide the audited financial statements of MEMX for the fiscal year ending December 31, 2025).

MEMX certifies that the following complete exhibits are kept up-to-date and are available to the Commission and the public upon request: Exhibits K, M, and N. As such, MEMX wishes to avail itself of the provisions of Rule 6a-2(d)(2) and has not enclosed the aforementioned exhibits within this Form 1 Amendment.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, D-1, D-2, D-3, D-4, and I to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 06/30/26 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 525 Washington Blvd., Suite 300, Jersey City, NJ 07310

26000298

3. Provide the applicant's mailing address (if different): 382 NE 191st Street, Suite 92178, Miami, FL 33179

4. Provide the applicant's business telephone and facsimile number: 833-415-6300 (Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee: Jonathan Kellner (Name) Chief Executive Officer (Title) 551-370-1001 (Telephone Number)

6. Provide the name and address of counsel for the applicant: Anders Franzon, MEMX LLC, 382 NE 191st Street, Suite 92178, Miami, FL 33179

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/26 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2026 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/01/2027

*This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.*

MEMX LLC
Date of Filing/Accurate as of: June 30, 2026

**EXHIBIT D**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

Attached as Exhibit D-1 are the unaudited financial statements of MEMX Holdings LLC for the fiscal year ending December 31, 2025.

Attached as Exhibit D-2 are the unaudited financial statements of MEMX SubCo LLC for the fiscal year ending December 31, 2025.

MEMX Execution Services LLC's financial statements have been omitted from Form 1 and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Attached as Exhibit D-3 are the unaudited financial statements of MEMX Technologies LLC for the fiscal year ending December 31, 2025.

Attached as Exhibit D-4 are the unaudited financial statements of MEMX Digital Assets LLC for the fiscal year ending December 31, 2025.

MX2 LLC was not active and had not been funded as of December 31, 2025; thus, financial statements are not available.

MEMX Labs LLC holds certain intellectual property but otherwise does not have any operations or assets; thus, financial statements are not available.

<u>EXHIBIT D-1</u>

Unaudited financial statements of MEMX Holdings LLC
for the fiscal year ending December 31, 2025

# MEMX Holdings LLC (Stand-alone)
## Statement of Financial Condition
December 31, 2025
Unaudited

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 11,584,020 |
| Restricted cash | 433,300 |
| Prepaid expenses | 170,097 |
| Due from subsidiaries | 1,281,345 |
| Right of use assets, operating | 2,584,249 |
| Other assets | 1,073,294 |
| **Total Assets** | **$ 17,126,305** |
| | |
| **Liabilities and Members' Equity** | |
| Liabilities: | |
| Accounts payable | 104 |
| Accrued expenses | 179,000 |
| Lease obligations, operating | 3,027,395 |
| Other liabilities | 490 |
| **Total Liabilities** | **3,206,989** |
| | |
| **Total Members' Equity** | 13,919,316 |
| **Total Liabilities and Members' Equity** | **$ 17,126,305** |

## MEMX Holdings LLC (Stand-alone)
## Statement of Income (Loss)
Year Ended December 31, 2025
Unaudited

| | |
|---|---|
| **Operating Expenses** | |
| Compensation & benefits | $ 2,463,102 |
| Professional fees and outside services | 306,961 |
| Other expenses | 204,842 |
| **Total Operating Expenses** | **2,974,905** |
| | |
| **Non-Operating** | |
| Interest income | 481,045 |
| **Total Non-Operating** | **481,045** |
| | |
| **Income (Loss) before Taxes** | **$ (2,493,860)** |
| | |
| **Tax Expense (Benefit)** | 41,048 |
| | |
| **Net Income (Loss)** | **$ (2,534,908)** |

EXHIBIT D-2

Unaudited financial statements of MEMX SubCo LLC
for the fiscal year ending December 31, 2025

## MEMX SubCo LLC (Stand-alone)
## Statement of Financial Condition
December 31, 2025
Unaudited

| | |
|---|---|
| **Assets** | |
| Other assets | $ 51,159 |
| **Total Assets** | **$ 51,159** |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Accrued expenses | 23,500 |
| Due to parent | 1,225 |
| Due to subsidiary | 113,761 |
| **Total Liabilities** | **138,486** |
| **Total Member's Equity** | (87,327) |
| **Total Liabilities and Member's Equity** | **$ 51,159** |

# MEMX SubCo LLC (Stand-alone)
## Statement of Income (Loss)
Year Ended December 31, 2025
Unaudited

| | | |
|---|---|---|
| **Operating Expenses** | | |
| Professional fees and outside services | $ | 39,400 |
| **Total Operating Expenses** | | **39,400** |
| **Income (Loss) before Taxes** | **$** | **(39,400)** |
| **Tax Expense (Benefit)** | | (47,467) |
| **Net Income (Loss)** | **$** | **8,067** |

EXHIBIT D-3

Unaudited financial statements of MEMX Technologies LLC
for the fiscal year ending December 31, 2025

## MEMX Technologies LLC (Stand-alone)
## Statement of Financial Condition
December 31, 2025
Unaudited

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 11,933,391 |
| Accounts receivable, net | 936,089 |
| Prepaid expenses | 18,599 |
| Property and equipment, net | 1,922,587 |
| Other assets | 2,422,063 |
| **Total Assets** | **$ 17,232,729** |
| | |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Accounts payable | 35,885 |
| Due to affiliate | 697,119 |
| Other liabilities | 79,607 |
| **Total Liabilities** | **812,611** |
| | |
| **Total Member's Equity** | 16,420,118 |
| **Total Liabilities and Member's Equity** | **$ 17,232,729** |

**MEMX Technologies LLC (Stand-alone)**
**Statement of Income (Loss)**
Year Ended December 31, 2025
Unaudited

| | |
|---|---|
| **Revenues** | |
| Connectivity & membership fees | $ 4,539,776 |
| Professional fees | 10,774,260 |
| **Total Revenues** | **15,314,036** |
| | |
| **Operating Expenses** | |
| Compensation & benefits | 4,221,054 |
| Professional fees and outside services | 993,118 |
| Technology infrastructure | 2,499,305 |
| Exchange connectivity and data | 55,935 |
| General and administrative | 116,453 |
| Depreciation and amortization | 215,527 |
| Other expenses | 15,898 |
| **Total Operating Expenses** | **8,117,290** |
| | |
| **Non-Operating** | |
| Interest income | 331,450 |
| **Total Non-Operating** | **331,450** |
| | |
| **Net Income (Loss)** | **$ 7,528,196** |

# EXHIBIT D-4

Unaudited financial statements of MEMX Digital Assets LLC
for the fiscal year ending December 31, 2025

## MEMX Digital Assets LLC (Stand-alone)
## Statement of Financial Condition
December 31, 2025
Unaudited

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 9,486 |
| Prepaid expenses | | 6,710 |
| Other assets | | 371,663 |
| **Total Assets** | **$** | **387,859** |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts payable | | 1,000 |
| Due to affiliate | | 250 |
| **Total Liabilities** | | **1,250** |
| | | |
| **Total Member's Equity** | | 386,609 |
| **Total Liabilities and Member's Equity** | **$** | **387,859** |

## MEMX Digital Assets LLC (Stand-alone)
## Statement of Income (Loss)
Year Ended December 31, 2025
Unaudited

| | | |
|---|---|---|
| **Revenues** | | |
| Market data fees | $ | 3,660 |
| **Total Revenues** | | **3,660** |
| | | |
| **Operating Expenses** | | |
| Professional fees and outside services | $ | 6,610 |
| Technology infrastructure | | 15,799 |
| Exchange connectivity and data | | 18,000 |
| Other expenses | | 530 |
| **Total Operating Expenses** | | **40,939** |
| | | |
| **Non-Operating** | | |
| Other non-operating | | 105,988 |
| **Total Non-Operating** | | **105,988** |
| | | |
| **Net Income (Loss)** | **$** | **68,709** |

MEMX LLC
Date of Filing/Accurate as of: June 30, 2026

**EXHIBIT I**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

Attached are the audited financial statements of MEMX LLC for the fiscal year ending December 31, 2025. MEMX LLC has no consolidated subsidiaries.

# MEMX LLC

## Financial Statements
## Year Ended December 31, 2025

With Report of Independent Auditors

# MEMX LLC
# Year Ended December 31, 2025
# Table of Contents

## Report of Independent Auditors

To the Board of Directors and Members of MEMX LLC

### *Opinion*

We have audited the accompanying financial statements of MEMX LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income (loss), of changes in members' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

### *Auditors' Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PricewaterhouseCoopers LLP

March 25, 2026

# MEMX LLC
## Statement of Financial Condition
December 31, 2025

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 84,789,015 |
| Investments - held to maturity | 6,505,347 |
| Accounts receivable, net | 27,284,189 |
| Prepaid expenses | 2,457,583 |
| Due from affiliates | 770,958 |
| Property and equipment, net | 18,145,843 |
| Right of use assets, financed | 1,146,686 |
| Notes receivable, net | 13,397,651 |
| Other assets | 930,551 |
| **Total Assets** | **$ 155,427,823** |
| **Liabilities and Members' Equity** | |
| Liabilities: | |
| Accounts payable | 17,446,668 |
| Accrued expenses | 2,293,017 |
| Accrued compensation | 12,872,648 |
| Due to parent | 1,166,272 |
| Lease obligations, financed | 1,148,889 |
| Other liabilities | 271,987 |
| **Total Liabilities** | **35,199,481** |
| Members' Equity: | |
| Contributed capital | 215,227,165 |
| Retained earnings | (94,998,823) |
| **Total Members' Equity** | 120,228,342 |
| **Total Liabilities and Members' Equity** | **$ 155,427,823** |

*The accompanying notes are an integral part of these financial statements.*

## MEMX LLC
## Statement of Income (Loss)
Year Ended December 31, 2025

| | |
|---|---|
| **Revenues** | |
| Transaction fees | $ 540,567,273 |
| Section 31 fees | 32,743,649 |
| Market data fees | 21,165,971 |
| Connectivity & membership fees | 29,140,150 |
| Professional fees | 2,830,201 |
| **Total Revenues** | **626,447,244** |
| **Cost of Revenues** | |
| Transaction rebates | 502,434,400 |
| Section 31 fees | 32,743,649 |
| **Total Cost of Revenues** | **535,178,049** |
| **Revenues less Cost of Revenues** | **91,269,195** |
| **Operating Expenses** | |
| Compensation & benefits | 36,468,595 |
| Professional fees and outside services | 7,034,994 |
| Technology infrastructure | 10,093,956 |
| Exchange connectivity and data | 3,256,077 |
| General and administrative | 1,838,336 |
| Depreciation and amortization | 7,369,488 |
| Other expenses | 577,527 |
| **Total Operating Expenses** | **66,638,973** |
| **Non-Operating** | |
| Interest income | 3,418,317 |
| Interest expense | (35,377) |
| Loss on disposal of property and equipment | (1,161) |
| **Total Non-Operating** | **3,381,779** |
| **Income before Taxes** | **$ 28,012,001** |
| Tax Expense (Benefit) | 385,922 |
| **Net Income (Loss)** | **$ 27,626,079** |

*The accompanying notes are an integral part of these financial statements.*

## MEMX LLC
## Statement of Changes in Members' Equity
Year Ended December 31, 2025

| | Contributed Capital | Retained Earnings | Total Members' Equity |
|---|---|---|---|
| **Balance, January 1, 2025** | $ 215,227,165 | $ (122,624,902) | $ 92,602,263 |
| **Net income (loss)** | - | 27,626,079 | 27,626,079 |
| **Balance, December 31, 2025** | **$ 215,227,165** | **$ (94,998,823)** | **$ 120,228,342** |

*The accompanying notes are an integral part of these financial statements.*

# MEMX LLC
## Statement of Cash Flows
Year Ended December 31, 2025

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income (loss) | $ | 27,626,079 |
| | | |
| **Adjustments to reconcile net income (loss) to net cash flows from operating activities** | | |
| Depreciation and amortization expense | | 7,369,488 |
| Provision for accounts receivable credit losses | | 15,499 |
| Provision for notes receivable credit losses | | (453,834) |
| Accretion of discount on held to maturity investments | | (1,077,709) |
| Loss on disposal of property & equipment | | 1,161 |
| Decrease (increase) in operating assets | | |
| Accounts receivable | | 5,341,179 |
| Prepaid expenses | | 232,628 |
| Due from affiliates | | (320,097) |
| Other assets | | (199,671) |
| Increase (decrease) in operating liabilities | | |
| Accounts payable | | 2,419,783 |
| Accrued expenses | | (23,726,350) |
| Accrued compensation | | 1,993,369 |
| Due to parent | | 143,249 |
| Other liabilities | | (592,294) |
| **Net Cash Provided by Operating Activities** | | **18,772,480** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Purchases of held to maturity investments | | (47,198,266) |
| Proceeds from held to maturity investments | | 79,500,000 |
| Acquisition of property & equipment | | (4,160,409) |
| Issuance of notes receivable | | 2,403,091 |
| **Net Cash Provided by Investing Activities** | | **30,544,416** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Payment of financing lease obligations | | (1,584,518) |
| **Net Cash Used in Financing Activities** | | **(1,584,518)** |
| | | |
| **Increase in Cash and Cash Equivalents** | | 47,732,378 |
| | | |
| **Cash and Cash Equivalents, Beginning of Period** | | 37,056,637 |
| | | |
| **Cash and Cash Equivalents, End of Period** | **$** | **84,789,015** |
| | | |
| **Supplmental disclosure of cash transactions:** | | |
| Cash paid for interest | $ | 35,377 |
| Cash paid for income taxes | | 32,138 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX LLC (the "Company" or the "Exchange") is a Delaware limited liability company and is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to create a member-owned national securities exchange, focused on creating and promoting a fair, transparent, and efficient experience for all investors. The Exchange offers a simpler platform with features that benefit both retail and institutional investors. The Exchange received regulatory approval from the U.S. Securities and Exchange Commission ("SEC") in May 2020 and commenced operations of its U.S. equities market in September 2020. In August 2022, the Exchange received SEC regulatory approval to expand into the U.S. options market and launched its options exchange in September 2023. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO") and is therefore subject to oversight by the SEC.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

The financial statements include all accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

### Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statements and accompanying notes. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

### Cash and cash equivalents

Cash and cash equivalents include cash held at banks and short-term, highly liquid investments which are readily convertible to cash, with original maturities of three months or less. These balances are subject to credit risk should a counterparty financial institution be unable to fulfill their obligation. The Company mitigates its exposure to such credit risk by holding cash and cash equivalents with three major financial institutions.

### Investments – held to maturity

Investments can consist of U.S. Treasury securities which are directly issued by the U.S. government with original maturities between three and twenty-four months. Treasury securities held as of December 31, 2025 had original maturities between six and twelve months. The Company has classified these securities as held to maturity and they are reported at accreted cost, which approximates fair value. They are classified within Level 1 of the fair value hierarchy.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Accounts receivable, net

Accounts receivable consist primarily of transaction, connectivity, and market data fees receivable from member firms as well as market data fees receivable from administrators. Receivables are carried at cost net of an allowance for credit losses. The Company recognizes an allowance in Other expenses when there are expected credit losses. See Note 6.

Accounts receivable, net consists of the following at December 31, 2025:

| | |
|---|---|
| Transaction fees | $ 19,691,058 |
| Market data fees | 4,967,381 |
| Connectivity & membership fees | 2,657,733 |
| Accumulated allowance for credit losses | (31,983) |
| **Total accounts receivable, net** | **$ 27,284,189** |

### Prepaid expenses

Prepaid expenses consist primarily of software licenses which are amortized over their respective subscription periods.

### Property and equipment, net

Property and equipment is recorded at cost and presented less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to fifteen years. In the case of leasehold improvements, the shorter of the original lease term or the useful life is utilized. The Company estimates capitalized costs of internally developed software incurred during the application development stage. These costs are amortized using the straight-line method over the estimated useful life of exchange infrastructure, generally five years.

The Company reviews remaining estimated useful lives of long lived assets at each balance sheet date and will adjust should circumstances indicate that such estimated useful lives have changed.

### Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company’s lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Leases (continued)**

The Company's lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company's calculations of its ROU assets and lease liabilities.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the year ended December 31, 2025.

**Notes receivable, net**

Notes receivable consist primarily of promissory notes receivable related to the Consolidated Audit Trail ("CAT"). The CAT was formed to create a market-wide consolidated audit trail designed to improve regulators' ability to monitor trading activity. On September 6, 2023, the SEC approved an amendment to the CAT national market system plan to implement a funding model ("CAT Funding Model") to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees: (i) CAT fees assessed to industry members to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to industry members and SROs to fund a portion of prospective CAT costs.

Through October 2024, the SROs funded the CAT operating and support expenditures through non-interest-bearing notes. During October 2024, with the implementation of the CAT Funding Model, industry members began paying CAT fees as noted above. Fees continued to be collected under the CAT Funding Model through November 2025, at which point, due to ongoing litigation, the CAT could no longer collect the fees that it previously collected. There is currently no funding model in place to fund the CAT. A revised funding model has been proposed and is currently pending with the SEC.

The recovery of CAT promissory notes depends on regulatory approvals and future fee collections, and as such, a portion of the CAT promissory notes may not be collectible. The Company recognizes an allowance in Other expenses when there are expected credit losses over the expected life of the financial instrument. See Note 6.

Notes receivable, net consists of the following at December 31, 2025:

| | **December 31, 2025** |
|---|---|
| Notes receivable | $ 20,175,241 |
| Accumulated allowance for credit losses | (6,777,590) |
| **Total notes receivable, net** | **$ 13,397,651** |

**Accrued compensation**

The Company has established target bonus agreements with various employees. The accrued compensation at December 31, 2025 reflects the actual payments in January 2026.

**Members' equity**

As of December 31, 2025, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with the percentage ownership interest and each member's liability is limited to their contribution.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Revenue recognition

Substantially all revenue presented on the income statement is considered to be revenue from contracts with customers. The Company's significant revenue streams are described below.

Transaction Fees - Transaction fees represent gross fees charged to members for meeting the point-in-time performance obligation of either executing a trade on the Exchange or routing an order for execution at another exchange. These fees can be variable based on tiered discounts. The rate charged to a client as an incentive is based on the client trade volume, trade liquidity type, and activity relative to established rate tiers. Fees are calculated and billed monthly in accordance with the Exchange's published fee schedules and the prevailing client fee achieved.

Transaction Rebates - Transaction rebates represent gross rebates paid to members for meeting the point-in-time performance obligation of executing a trade on the Exchange. These rebates can be variable based on tiered increases. The rate rebated to a client as an incentive, is based on the client trade volume, trade liquidity type, and activity relative to established rate tiers. Rebates are calculated and credited monthly in accordance with the Exchange's published fee schedules and the prevailing client rebate achieved.

Section 31 Fees - Pursuant to the Securities Exchange Act of 1934, as amended, Section 31 fees are assessed based on the notional value executed on each exchange and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are collected from members to cover the Section 31 fees charged by the SEC for meeting the point-in-time performance obligation of executing a trade on the Exchange. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and fees are recorded gross. Amounts due to the SEC are remitted semiannually and recorded in accrued expenses until paid.

Options Regulatory Fees ("ORF") – ORF are assessed by the Exchange to recover a portion of its regulatory oversight costs. Fees are calculated based on the number of clearing member customer contracts executed across all options exchanges multiplied by a predetermined rate published by the Exchange. ORF are included in Transaction fees and collected monthly, in arrears.

Market Data - Market data fees include fees from direct subscribers as well as from Exchange participation in U.S. tape plans. Fees collected from U.S. tape plan subscribers, net of plan costs, are allocated and distributed quarterly to plan participants according to their share of tape fees. This distribution considers both trading and quoting activity. Proprietary market data fees are charged to subscribers monthly in accordance with the Exchange's published fee schedules. Market data revenue is recognized over time throughout each month as the Exchange provides the data to satisfy its performance obligation.

Connectivity and Membership – Connectivity fees are charged to customers and members for their connections to the Exchange, which include both physical connections and application sessions. Membership fees are assessed to maintain active membership. Connectivity and membership fees are billed monthly in accordance with the Exchange's published fee schedules and recognized over time throughout each month as the Exchange provides the connectivity and ongoing membership to satisfy its performance obligation.

Professional Fees – Professional fees are earned from an affiliated entity for shared services rendered. See Note 8 "Related Party Transactions" for further discussion.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for applicable income taxes is made in the financial statements as the Company is treated as a pass-through entity for federal, state and local income taxes. The Company is subject to New York City Unincorporated Business Tax (“UBT”), a provision for which is included in the financial statements.

As of December 31, 2025, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes (“ASC 740”), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of December 31, 2025, the Company’s tax returns are subject to examination by tax authorities for the years 2021 through 2024.

### Compensation and benefits

Compensation and benefits consist of the following for the year ended December 31, 2025:

| | | |
|---|---|---|
| Salaries | $ | 21,443,183 |
| Bonuses | | 10,823,029 |
| Other compensation & benefits | | 4,202,383 |
| Total compensation & benefits | $ | 36,468,595 |

### Professional fees and outside services

Professional fees and outside services consist primarily of regulatory compliance and advisory services, which include but aren’t limited to legal, audit, tax, marketing and talent acquisition.

### Technology infrastructure

Technology infrastructure expenses are related to the development and maintenance of both our exchange and enterprise architecture. These include datacenter colocation, software, and technical consulting expenses.

### Exchange connectivity and data

Exchange connectivity and data expenses include fees paid to connect to other national securities exchanges and for access to market data feeds utilized in the Company’s exchange infrastructure. These fees may be paid directly to other national securities exchanges as well as extranets and third-party market data providers.

**3. PROPERTY AND EQUIPMENT**

Property and equipment consist of the following as of December 31, 2025:

| | | |
|---|---|---|
| Technology infrastructure | $ | 26,051,476 |
| Leasehold improvements | | 2,311,155 |
| Furniture & equipment | | 455,722 |
| Software | | 942,602 |
| Website | | 132,133 |
| Total cost of property and equipment | $ | 29,893,088 |
| Accumulated depreciation | | (11,747,245) |
| Property and equipment, net | $ | 18,145,843 |

During the year ended December 31, 2025, property and equipment depreciation expense of $4,132,935 and internally developed software amortization of $1,659,758 were charged to operations. During the year ended December 31, 2025, the Company disposed of certain fully depreciated equipment with original costs totaling $6,474,463.

As of December 31, 2025, unamortized internally developed software costs totaled $2,804,156.

**4. LEASES**

Finance leases - The Company enters into finance leases for technology and office equipment ranging from three to five years. These leases include the option to extend for an additional term and a purchase option at market price at the end of the term. Interest expense under financing leases for the year ended December 31, 2025 was $35,377.

The following provides supplemental balance sheet information related to the Company's finance leases at December 31, 2025:

| | | |
|---|---|---|
| **Assets:** | | |
| Lease assets | $ | 1,146,686 |
| **Liabilities:** | | |
| Current lease liabilities | $ | 923,739 |
| Non-current lease liabilities | | 225,150 |
| Total lease liabilities | $ | 1,148,889 |

The following summarizes the Company's financing lease costs for the year ended December 31, 2025:

| | | |
|---|---|---|
| Amortization of right-of-use assets | $ | 1,576,795 |
| Interest on lease liabilities | | 35,377 |
| Total Finance lease cost | $ | 1,612,172 |

**4. LEASES (continued)**

Supplemental weighted-average information related to finance leases was as follows:

| | |
|---|---|
| Weighted-average remaining lease term (years): | 1.30 |
| Weighted-average discount rate: | 4.70% |

As of December 31, 2025, future repayments of finance lease liabilities were as follows:

| | | |
|---|---|---|
| 2026 | $ | 957,056 |
| 2027 | | 228,038 |
| 2028 | | - |
| 2029 | | - |
| 2030 | | - |
| Thereafter | | - |
| Total lease payments | | 1,185,094 |
| Less imputed interest | | 36,205 |
| Total | $ | 1,148,889 |

**5. REVENUE**

The following summarizes 2025 annual revenue by recognition pattern:

| | | Point-in-time | | Over time |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Transaction fees | $ | 540,567,273 | $ | - |
| Section 31 fees | | 32,743,649 | | - |
| Market data fees | | - | | 21,165,971 |
| Connectivity & membership fees | | - | | 29,140,150 |
| Professional fees | | - | | 2,830,201 |
| **Total revenues** | **$** | **573,310,922** | **$** | **53,136,322** |
| **Cost of revenues:** | | | | |
| Transaction rebates | | 502,434,400 | | - |
| Section 31 fees | | 32,743,649 | | - |
| **Total cost of revenues** | **$** | **535,178,049** | **$** | **-** |
| **Revenues less cost of revenues** | **$** | **38,132,873** | **$** | **53,136,322** |

During the year ended December 31, 2025 five Exchange members accounted for 61% of the Company’s transaction fee revenues and 56% of the Company’s transaction fee rebates.

## 6. CREDIT LOSSES

Current expected credit losses are estimated for certain accounts receivable and notes receivable. Provisions for credit losses are included in Other expenses.

Accounts receivable credit losses are estimated based on historical actual losses and current conditions which inform collectability. Notes receivable credit losses are estimated based on the various potential outcomes under the revised CAT Funding Model. See Note 2 – Notes Receivable, net.

The following table summarizes changes in allowance for credit losses during the year ended December 31, 2025:

| | Balance, January 1, 2025 | Credit loss provision | Write-offs charged against allowance | Balance, December 31, 2025 |
|---|---|---|---|---|
| Accounts receivable | $ 16,484 | $ 15,499 | $ - | $ 31,983 |
| Notes receivable | 7,231,424 | 250,114 | (703,948) | 6,777,590 |
| **Total allowance for credit losses** | **$ 7,247,908** | **$ 265,613** | **$ (703,948)** | **$ 6,809,573** |

## 7. COMMITMENTS AND CONTINGENCIES

The Company has lease arrangements for technology and office equipment that expire at various dates through 2027. See Note 4 for details of lease related assets, liabilities, and expenses.

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on results of operations, cash flows, or financial condition.

## 8. RELATED PARTY TRANSACTIONS

The Company holds approximately $5.7 million of its cash and cash equivalents balance in checking and saving accounts at an affiliate of one of the equity members of MEMX Holdings. Interest earned during the year ended December 31, 2025 was de minimis.

The Company holds its U.S. Treasury investments at an affiliate of one of the equity members of MEMX Holdings.

On November 21, 2025, the Company retained an affiliate of one of the equity members of MEMX Holdings as its 401k plan fiduciary and administrator, effective January 1, 2026.

Certain equity members of MEMX Holdings, or affiliates of such equity members, are also trading members of the Exchange. During the year ended December 31, 2025, such equity members or their affiliates accounted for 56% of the Company's transaction fee revenues and 63% of the Company's transaction fee rebates.

The Company is party to an intercompany agreement with MEMX Holdings, whereby MEMX Holdings shall guarantee adequate funding for the Company's operations.

**8. RELATED PARTY TRANSACTIONS (continued)**

The Company is party to an expense sharing arrangement with MEMX Holdings and affiliated entities, whereby it derives professional fees from affiliates for shared services rendered and pays direct routing revenues to an affiliate broker-dealer. The Company may also allocate expenses and pay vendors for direct expenses on behalf of MEMX Holdings and its affiliates.

On August 8, 2025, the Company entered into an Intercompany Agreement with MEMX Technologies LLC (“MEMX Tech”) and other affiliates, through which the Company pays MEMX Tech a licensing fee for the use of a regulatory surveillance tool. During the year ended December 31, 2025, $488,329 of regulatory expense was recognized in relation to this agreement, $86,666 of which is net in Due from affiliates at December 31, 2025.

On May 1, 2024, the Company launched an equity rights program (“Warrants Program”), through which participants may obtain common unit warrants in return for a prepaid fee which can be applied to future Exchange options trading fees. MEMX Holdings issued 6,990,000 warrants which vest monthly, over a two-year period, by participants satisfying certain liquidity volume thresholds on the Exchange’s options platform. On June 1, 2025, the Company launched a step-up equity rights program through which an additional 699,000 warrants were issued and may vest monthly over a one-year period if certain liquidity volume thresholds are met. Each vested warrant represents the right to acquire one common unit in MEMX Holdings. There have been no exercises of vested warrants to date.

During the year ended December 31, 2025, 3,224,675 warrants vested. The corresponding grant date fair value of $5,344,187 is presented net within Transaction Fees on the Consolidated Statement of Income (Loss) and cash settled between the Company and its parent quarterly in arrears.

The following summarizes the direct and allocated components of related party receivables and payables at December 31, 2025:

| | Due from affiliates | Due to parent |
|---|---|---|
| **Related party receivables (payables)** | | |
| Direct revenues | $ (193,926) | $ - |
| Professional fee revenues | 425,410 | - |
| Direct expenses | 260,398 | 205,540 |
| Allocated expenses | 279,076 | - |
| Fair value of vested warrants | - | (1,371,812) |
| **Balance at December 31, 2025** | **$ 770,958** | **$ (1,166,272)** |

**9. SUBSEQUENT EVENTS**

The Company evaluated subsequent events through March 25, 2026, the date these financial statements were issued, and determined that there were no material events or transactions that would require recognition or additional disclosure in these financial statements